Exhibit 1

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
ASSAY RESULTS CONFIRM AND SIGNFICANTLY EXCEED
PREVIOUSLY REPORTED GRADE EQUIVALENT
RESULTS FROM WHEELER RIVER
Toronto, ON — May 25, 2009... Denison Mines Corp. (DML:TSX) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to report that assays have been returned for the equivalent grade results announced on April 2, 2009. The assay results not only confirmed the equivalent down-hole probing results but significantly increased most grades.
WR-267 previously reported equivalent grades of 15.5% eU3O8 over 2.9 metres from 408.2 metres. Split core assay grades from the same interval were 23.3% U3O8 over 3.0 metres from 405.0 metres.
WR-268 previously reported equivalent grades of 12.5% eU3O8 over 2.4 metres from 409.5 metres and 2.7% eU3O8 over 0.5 metres from 416.9 metres. Split core assay results for the same intervals were 13.2% U3O8 over 3.0 metres from 409.5 metres and 3.0% U3O8 over 0.5 metres from 418.5 metres.
The last hole, WR-269, originally reported equivalent grades of 9.8% eU3O8 over 1.5 metres from 407.8 metres and 2.1% eU3O8over 1.1 m from 416.0 m. Split core assay results returned 3.5% U3O8 over 0.5 metres from 408.3 metres and 2.5% U3O8 over 1.5 metres from 415.8 metres. Due to substantial core loss from the first mineralized interval, equivalent grades will be reported for this intersection going forward.
These drill holes represent the last three drill holes of the winter drilling season. The grade tabulation for all mineralized holes from the R Zone, including summer 2008 work, is shown below.

Hole #	From	To	Interval (m)	Grade (U3O8)
WR-249	408.00	409.35	1.35	1.7%
WR-251	386.00	388.25	2.25	0.77%
WR-253	389.70	393.70	4.00	1.40%
WR-253	395.30	395.80	0.50	1.75%
WR-258	397.50	400.00	2.50	25.70%
WR-259	397.00	401.00	4.00	19.90%
WR-260	395.70	397.20	1.50	0.25%
WR-261	408.50	410.00	1.50	7.40%
WR-261	412.50	413.00	0.50	1.55%
WR-266	414.50	415.00	0.50	7.18%
WR-267	405.00	408.00	3.00	23.30%
WR-268	409.50	412.50	3.00	13.20%
WR-268	418.00	418.50	0.50	3.0%
WR-269	408.30	408.80	0.50	3.5%
WR-269	414.80	416.30	1.50	2.5%
Note that all are reported at a 1% U3O8 cutoff except for Hole WR-260 which was reported at a 0.05% U3O8 cutoff. The slight meterage differences in several holes are due to downhole probe levelling and the assayed intervals are considered true depth. Holes 262, 263, 264 and 265 did not intersect significant mineralization.

2009 Summer Exploration Program
Denison is also pleased to announce that a $1.5 million (Denison’s share is $900,000) summer program has been approved by the Wheeler River Joint Venture of which Denison is the operator holding a 60% interest (Cameco Corp. holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10%.) The program will include at least 5,500 metres of diamond drilling and 55 line-kilometres of DC Resistivity surveys. The program is anticipated to begin around June 6, 2009.
The intent of the summer program will be to extend the limits of the mineralization along the strike length as far as possible and set the stage for a vastly expanded 2010 work program. The first hole this summer will test the extreme southwest of the R Zone where WR-255 last year was lost above the unconformity in the most altered sandstone encountered to date. Subsequent holes will progress further northeast, testing for mineralization proximal to the quartzite ridge in the centre of the known zone around line 4000E. The width of this high-grade mineralization here is unknown and the optimum target, near the quartzite, still has not as yet been tested. Several holes will test extensions of the high grade mineralization centred on line 4300 E.
The drilling in 2008 and 2009 has been focused on a total strike length of 680 metres. Approximately half of this zone has not as yet been drill tested and is strongly mineralized at both its northeast and southwest extremities. Significant untested potential remains outside the zone along strike. This project is located in the rich Athabasca Basin between the McArthur River and Key Lake mines. This discovery has many geological similarities to the McArthur River mineralization, but at a shallower depth, and represents one of the most significant new discoveries in the Athabasca Basin in several years.
Chemical analyses were completed by SRC Geoanalytical Laboratories of Saskatoon, Saskatchewan and were a combination of geochemical and assay methods.
The technical information contained in this press release related to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 26, 2009 filed under the Company’s profile on the SEDAR website.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Forward looking statements include, but are not limited to, statements with respect to the proposed transactions announced; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues, currency exchange rate fluctuations, government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: the need for continued cooperation by the parties to the proposed transactions in this negotiation and execution of definitive agreement, and performance of their obligations thereunder; unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009 available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Annual Report on Form 40-F of Denison for the year ended December 31, 2008 and other continuous disclosure documents filed since December 31, 2008 available at http://www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: If this news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Denison Mines Corp.
Wheeler River Project
R-Zone Mineralization
graphitic pelite
pelite
garnetiferous pelitic gneiss
quartzite
2009 hole
Historic hole
U3O8 intercept
Resitivity Lines
Nearest Lake approx. 500m
WR-267 23.3%U3O8/3.0m
WR-269 9.8%eU3O8/1.5m 2.5%U3O8/1.5m
WR-249 1.72%U3O8/1.4m
WR-268 13.2%U3O8/3.0m 3.0%U3O8/0.5m
WR-261 7.4%U3O8/1.5m 1.55%U3O8/0.5m
Three stringers In the basement
WR-258 25.7%U3O8/2.5m
WR-259 19.9%U3O8/4.0m
WR-260 0.25%U3O8/1.5m
WR-253 1.40%U3O8/4.0m 1.75%U3O8/0.5m
WR-251 0.78%U3O8/2.3m
WR-266 7.18%U3O8/0.5m
50m
40m
50m
300m
Test extension of high-grade mineralization
Haul Road & Powerlines approx. 4km
Subsequent drilling to test mineralization proximal to the quartzite ridge.
5,500 metres of diamond drilling budgeted for summer 2009
Commence summer program where WR-255 was lost above the unconformity.
0
100m
WR-269
WR-267
WR-249
WR-268
WR-190A
WR-265
WR-262
WR-264A
WR-261
WR-256
WR-258
WR-259
WR-260
WR-266
WR-257
WR-252
WR-263
WR-251
WR-253
WR-254
WR-255
L4300
L4000
T400
L3700
Denison-Areva-OURD
100% Denison
Denison-JNR option
Denison-Freport-McMoRan option
Denison-Areva-JCU
Denison-Cameco-JCU
50% Denison-50% Santoy
Denison-Con. Abaddon option
Denison-Cameco option
United Carina option
Forum Uranium
Uranium mines, depleted mines and deposits
Saskatchewan
Athabasca Basin
McClean Mill/Mines
Midwest A
La Rocque
Eagle Pt.
Rabbit Lake Milling
Cigar Lake 232 million lbs. U3O8
McArthur River (P2N) 500 million lbs. U3O8
R Zone - Wheeler River
Key Lake Mine/Mill 180 million lbs. U3O8